SOUTHERN ENERGY COMPANY, INC.


VIA EDGAR ONLY

May 20, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jennifer Fugario and Craig Wilson

     Re: Southern Energy Company, Inc.
         Form 8-K Filed March 11, 2009
         File Number: 000-20462

To Whom It May Concern:

In response to your letter dated May 11, 2009 Southern Energy Company, Inc. wishes to address the following comment.

GENERAL

     1. We have amended the Form 8-K to include Item 4.01 regarding the engagement of Moore & Associates, Chartered. We have also included a statement clarifying why we have not dismissed a prior accountant.

     2.   The company acknowledges the following:

          * The company is responsible for the adequacy and accuracy of the disclosures in the filing;

          * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          * The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Ricardo Munoz
---------------------------
RICARDO MUNOZ